

January 7, 2016

<u>Via E-mail</u>
Jorge Newbery
Chief Executive Officer
American Homeowner Preservation, LLC
819 S. Wabash Avenue, Suite 606
Chicago, Illinois 60605

> **Re:** **American Homeowner Preservation, LLC**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 22, 2015**
> **CIK No. 0001653692**

Dear Mr. Newbery:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Securities Act Industry Guide 5.

2. We note your response to comment 2, specifically regarding your statements that the Class A Interests have a five-year term and carry a 12% annual return. It is unclear to us how you can set forth a rate of return on the investment if the net proceeds of the offering will be invested in loans that have not yet been identified. See Item 10.C of Securities Act Industry Guide 5 for further guidance. Please explain to us why you believe it is appropriate to disclose the noted rate of return or delete altogether your statements regarding a rate of return.

3.   Please note that the Division of Investment Management is reviewing your draft offering statement, as well as your response to comments 3 and 4. The Division of Investment Management may have further comment.

4.   We note your response to comment 5 and reissue. Your analysis does not sufficiently explain why a Class A Interest is not a security that allows the holders to receive "payments that depend primarily on cash flow from the asset." In this regard, we note your disclosure on page 18 of the offering circular that all the revenues of Series 2015A+ will be comprised of cash flows from the assets. Please provide us with an analysis addressing why the Class A Interests do not meet each element of the definition contained in Exchange Act Section 3(a)(79). In the alternative, please revise your disclosure to explain how you will comply with Regulation RR (17 CFR 264).

Risks of Investing, page 3

5.   Please include a risk factor that discloses that you have not identified any investments to acquire with offering proceeds and as such, investors will not have the opportunity to evaluate your investments before they are acquired.

Our Company and Business, page 9

6.   We note your response to comment 6, regarding Securities Act Industry Guide 5 and specifically Item 4 of Industry Guide 5. Please revise your disclosure to include a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits and other benefits (including reimbursement of out-of-pocket expenses) which the Managing Member and its affiliates may earn or receive in connection with the offering or operation of Series 2015A+. Separately, please disclose whether Security National Servicing Corporation is an affiliate.

Our Track Record So Far, page 19

7.   We note your response to comment 6, regarding Securities Act Industry Guide 5 and specifically Item 8 of Industry Guide 5. Please revise to describe the sponsors' experience in the last ten years with all other programs that have invested in real estate and/or real estate loans, regardless of the investment objectives of the programs. See Item 8.A of Industry Guide 5. "Sponsors" would include American Homeowner Preservation Management, LLC (i.e., the Managing Member) and its affiliates, including other entities controlled by Mr. Newbery and Ms. Kelly. Please also provide prior performance tables as discussed in Appendix II to Industry Guide 5. See Item 8.B of Industry Guide 5. If you believe that the prior performance tables are not applicable, please explain your basis for such belief.

Financial Statements

Notes to the Financial Statements, page F-7

General

8.   We note your response to comment 7; however, we continue to see ambiguous references. Therefore, we are reissuing our comment in part. Please revise your filing to consistently use the term "the Company" throughout your entire filing. For example, you should refrain from referring to Series 2015A+ as "the Company" in your notes to the financial statements.

Note 1 – Nature of Operations, page F-7

9.   We note your response to comment 9; however, it remains unclear to us if Series 2015A+ is a separate legal entity under Delaware law such that it could be the sole registrant for this offering. Please provide us with further analysis as to whether a series within a Delaware limited liability company is recognized under Delaware law as a separate legal entity as opposed to "the functional equivalent" of one and substantiate your analysis with on-point statutory or case law. In your response, please also explain how the provisions set forth in your limited liability company agreement (e.g., Articles V and XI included in exhibit 1A-2B) impacted your decision. In the alternative, please revise your filing to include separate audited financial statements and related notes for American Homeowner Preservation, LLC (i.e., consolidated financial statements of the parent), in addition to those you have provided for Series 2015A+.

Note 2 – Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-8

10.   We note your response to comment 10; however, we could not locate your revised disclosure within this footnote. Please revise your filing to disclose your cost recognition policy (e.g., management fee cost structure).

Note 6 – Proposed Offering, page F-11

11.   We note your response to comment 11; however, it is not clear to us where the revisions have been made. Therefore, we are reissuing our comment in its entirety. Please revise your filing to remove the disclaimer on page F-12 stating that your financial statements should not be relied upon as a basis for determining the terms of the proposed offering.

Signatures

12.   We note your response to comment 12. Please revise your Signatures section to indicate that Mr. Newbery is also signing in his capacity as the Manager of the Managing Member.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Markley S. Roderick
        Flaster/Greenberg PC